UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

Mallory Walker

Box 1206

Ketchum, Idaho 83340-1206

301-215-5513

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 93148P102

1	Names of Reporting Person Mallory Walker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,540,632

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,540,632

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,632

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%

14	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”), filed by Mr. Mallory Walker (the “Reporting Person”), amends and supplements the Reporting Person’s Statement on Schedule 13D filed on December 28, 2010, as amended by Amendment No. 1 on June 18, 2012 and Amendment No. 2 on September 21, 2012, relating to his beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”) of Walker & Dunlop, Inc., a Maryland corporation (the “Company”).  This Amendment No. 3 is being filed solely to report a decrease in the percentage of the shares of the Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, as described below.  As a result of such decrease, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Company’s Common Stock as of December 10, 2012.

Item 5.  Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a), (b)            The information set forth on the cover page of this Schedule 13D is incorporated herein by reference.  Mr. Walker holds dispositive and voting power over an aggregate of 1,540,632 shares of the Common Stock.

(c)                                  Except as set forth below, no other transactions in the Common Stock were effected during the 60 days prior to the date hereof by Mr. Walker.  All sales were made in open market transactions through a broker.

60-Days Trailing Trading Activity

Date	Shares Sold	Weighted Average Price
October 25, 2012	6,118	$16.90
October 26, 2012	2,357	$16.90
November 8, 2012	500	$16.90
November 9, 2012	18,00	$16.60
November 12, 2012	12,700	$16.63
November 13, 2012	2,300	$16.60
November 16, 2012	8,100	$16.04
November 19, 2012	17,100	$16.48
November 20, 2012	8,400	$16.35
November 21, 2012	15,100	$16.54
November 23, 2012	1,900	$16.65
November 26, 2012	21,400	$16.51
November 27, 2012	2,455	$16.51
November 28, 2012	3,646	$16.50
November 29, 2012	84,000	$16.61
November 30, 2012	23,695	$16.68
December 3, 2012	6,204	$16.54
December 4, 2012	8,176	$16.39
December 5, 2012	14,024	$16.31
December 6, 2012	26,800	$16.31
December 7, 2012	16,000	$16.36
December 10, 2012	325,100	$16.21

(d)                                 Not applicable.

(e)                                  The Reporting Person has ceased to be the beneficial owner of more than five percent of the Company’s Common Stock as of December 10, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2012

/s/ Mallory Walker
Mallory Walker